

Mail Stop 3561

May 18, 2017

Gaston Pereira
Chief Executive Officer
Qpagos
Paseo del la Reforma 404 Piso 15 PH
Col. Juarez, Del. Cuauhtemoc
Mexico, D.F. C.P. 06600

Re: Qpagos
Amendment No. 2 to Registration Statement on Form S-1
Filed May 5, 3016
File No. 333-212859

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2017 letter.

The Offering, page 4

1. Please reconcile the total number of shares to be outstanding after the offering to your disclosure in the financial statements.

Outstanding Equity Awards at Fiscal Year-End, page 44

2. It appears that you may have updated the table for the fiscal year ended December 31, 2016, but your disclosure states that the table reflects the "outstanding equity awards held by Qpagos Corporation's named executive officers at December 31, 2015." Please revise to provide disclosure for the fiscal year ended December 31, 2016. Please see Item

402(p) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 44

3. It appears that you may have updated the table as of May 3, 2017, but your disclosure states that the table reflects "the beneficial ownership of our common stock as of December 21, 2016." Please revise to provide disclosure regarding the beneficial ownership of your common stock as of a recent practicable date. Please see Item 403 of Regulation S-K.

Financial Statements, page 52

4. Please update the financial statements to include interim financial statements for the periods ended March 31, 2017 and 2016. Please refer to Rules 8-08 of Regulation S-X.

Notes to the Consolidated Financial Statements

1. Organization and Description of Business

f) Fair Value of Financial Instruments, page F-8

5. We note your disclosure that you did not identify any other assets or liabilities that are required to be presented on the balance sheets at fair value. However, we note that the derivative liability is recorded at fair value. Please revise your disclosure as applicable and provide the disclosures required by ASC 820-10-50-2 to the extent applicable.

k) Accounts Receivable and Allowance for Doubtful Accounts, page F-13

6. Please disclose the allowance for doubtful accounts at each balance sheet date. Please refer to ASC 310-10-50-4.

10. Convertible Note Payable, page F-25

7. Please disclose the pre-determine formula related to the conversion price of the note. This comment also applies to the notes disclosed in first and third paragraphs of Note 18 on page F-32. Please refer to ASC 505-10-50-3.

Item 15. Recent Sales of Unregistered Securities, page II-1

8. Please reconcile your disclosure in the tenth paragraph on page II-2 to your disclosure in note 18.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products